EXHIBIT 99.9

Business Connexion Group Limited (Incorporated in the Republic of South Africa) (Registration number 1988/005282/06) ISIN: ZAE000054631 JSE and NYSE Share Code BCX ("BCX")	Telkom SA Limited (Incorporated in the Republic of South Africa) (Registration Number 1991/005476/06) ISIN ZAE000044897 JSE and NYSE Share Code TKG ("Telkom")

Update on Telkom's proposed acquisition of the entire issued share capital of BCX (the "Proposed Acquisition")

Shareholders are referred to the Scheme of Arrangement entered into between Telkom and the BCX shareholders sanctioned by the High Court of South Africa on 20 June 2006.The Proposed Acquisition was subject to the Competition Authorities approving the Proposed Acquisition in terms of the Competition Act, 1998 (Act 89 of 1998) as amended, either unconditionally or subject to such conditions as may be acceptable to Telkom.

On 28 June 2007, the Competition Tribunal prohibited the Proposed Acquisition and the transaction will therefore not complete.

Johannesburg
29 June 2007
Financial advisor to BCX: Investec Corporate Finance
Financial advisor and sponsor to Telkom: UBS
Transaction sponsor to BCX: Investec Bank Limited
Attorneys to Telkom: Werksmans Inc.
Attorneys to BCX: Cliffe Dekker Inc.
Sponsor to BCX: RAND MERCHANT BANK (A division of FirstRand Bank Limited)